Exhibit (a)(5)
                                                              To the Schedule TO


ANNOUNCEMENT TO ALL EMPLOYEES (to be sent out on October 29th in the AM.)

To:      ISS worldwide
Date:    October 29, 2003
Subject: Announcement of Offer to Exchange Significantly Underwriter Options under the Restated 1995 Stock Incentive Plan


Many ISSer's hold stock options with an exercise price that significantly exceeds the current market price of our common stock. Our Board of Directors recognizes these options may not be providing appropriate performance incentives. We have considered a number of ways to provide you with the benefit of options that over time may have a greater potential to increase in value.

As a result, I am happy to announce an Employee Option Exchange Program. This program will allow eligible ISS employees to exchange options that are priced over $30.00 per share for new options to be issued on or about May 27, 2004. We will grant a new option to purchase one share for every 2.5 shares cancelled under the old option.

The key aspects of the program are as follows:

    o This is a voluntary program, and it is your decision whether to participate.
    o Any stock option granted to an eligible employee under ISS' Restated 1995 Stock Incentive Plan (the "Plan") with an exercise price greater than $30.00 per share is eligible for exchange in the program.
    o   In order to participate you must exchange all eligible options.
    o All current employees who hold eligible options under the Plan are eligible to participate in the exchange program, with the exception of:
                          (i)  our Board of Directors; and
                          (ii) our top five executive officers
        If you are eligible under the exchange program, you will be receiving, later today, an email outlining the terms and conditions of the exchange program along with the necessary documents that you will need to complete and return to us.
    o New options will be issued on or about six months and one day after your exchanged options are canceled.
    o The exercise price of the new options will be equal to the closing market price of our common stock on the date we grant the new options.
    o To recognize the time held and vesting of old options, the new options will vest on an accelerated schedule. They will vest in equal quarterly installments over three years, beginning three months after the grant date.

If eligible, you will have approximately one month ending on November 26, 2003 during which to elect to participate in the program. Unless extended by our Board of Directors, the program will not be reopened to accommodate late employee participation.

All eligible employees will receive via email a package that will describe the option exchange program. From November 2, 2003 to November 13, 2003, we will hold a series of presentations and several webinars to answer any questions employees may have about the program. You will have until November 26, 2003, to review the program materials and turn in all necessary paperwork.

Below is a calendar highlighting the key dates in the exchange program:

      DATE                                  ACTION

      October 29, 2003                      Offer  period  begins.  All eligible
                                            option   holders   receive   program
                                            materials by email.

      November 2-13, 2003                   Presentations  and webinars  held on
                                            exchange  program.   Representatives
                                            from   Human   Resources   will   be
                                            available to present the program and
                                            answer questions.

      November 26, 2003                     Offer period ends. All materials due
                                            to Yasyln Moore.

      December 10, 2003                     Confirmation    letter    sent    to
                                            tendering    option   holders   (via
                                            e-mail).

      May 27, 2004                          New  options  issued at an  exercise
                                            price equal to the closing  price of
                                            ISSX  stock on the grant date of the
                                            new options.

Although our Board of Directors has approved this option exchange program, neither we nor our Board of Directors makes any recommendation as to whether you should exchange or refrain from exchanging your options. You must make your own decision whether to tender your options, and we urge you to consult with your financial, tax and/or legal advisor before deciding whether to tender your options. The Board reserves the right to withdraw or change the program at anytime prior to accepting the tendered options.

Please read the materials you receive carefully and contact Yaslyn Moore at optionexchange@iss.net with any additional questions.

Sincerely,

Tom Noonan
President and CEO